Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of First Commonwealth Financial Corporation for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts and units, and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements of First Commonwealth Financial Corporation and the effectiveness of internal control over financial reporting of First Commonwealth Financial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

December 20, 2024